Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which management believes is relevant to an assessment and understanding of the Company’s results of operations and financial condition.

This discussion and analysis should be read together with the unaudited condensed consolidated interim financial statements and related notes that are included elsewhere in this 6-K.

Unless otherwise stated, the information included in this section is based on the unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D - Risk Factors” included in our Annual Report on Form 20-F, filed with the SEC on January 30, 2025, which is available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://ir.zappev.com/financials-filings/sec-filings.

A discussion regarding our financial condition and results of operation for the six months ended March 31, 2025, compared to the six months ended March 31, 2024, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023, unless otherwise noted, can be found in our Annual Report on Form 20-F, filed with the SEC on January 30, 2025.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in the audited consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of our annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements.  Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.

Overview

We aim to redefine urban mobility with our high-performance electric powered two wheel (“EVP2W”) vehicles. Our vehicles combine the convenience and ease-of-use of a “step-through” form factor, with specifications and performance attributes usually associated with larger “step-over” models. Our proprietary exoskeleton architecture creates a brand DNA that we believe is easily identifiable by consumers. Our first product, the i300, has won multiple international design awards, including the iF DESIGN AWARD, Red Dot Design Award, American Good Design® Award, German Design Award, European Product Design Award, Australian Good Design Award, Korean Good Design Award, Muse Design Award, and the A’ Design Award. Furthermore, the exoskeleton provides significant performance benefits by lowering the center of gravity and overall weight of the vehicle relative to many key competitors’ products.

The design of our i300 vehicle is further enhanced by our use of premium motorcycle components. The i300’s product positioning and differentiation includes outstanding acceleration times of 0-30 mph in 2.3 seconds and 0-50 mph in 5.0 seconds as well as compact dimensions, offering greater urban agility and recognizable premium suspension and braking components. These product attributes allow us to position ourselves as a premium British brand worldwide at a competitive price point.

We utilize an asset-light and capital efficient business model. Due to the low component architecture of the vehicle, which also results in fewer steps in product assembly, a micro-factory can deliver up to 20,000 units per year from approximately 12,000 square feet of space. This micro-factory system was designed to be replicated in regions with high demand for EVP2Ws, including the India subcontinent, and can subsequently be transferred to a contract manufacturer to operate according to our specifications.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for each of the periods presented.

	For the Six Months Ended March 31,
(in USD)	2025	2024
Revenue	—	—
Cost of sales	—	—
Gross profit	—	—
Selling and distribution expenses	(178,070)	(220,351)
General and administrative expenses	(2,554,893)	(2,913,759)
Operating loss	(2,732,963)	(3,134,110)
Finance income	1,820	574
Finance expense	(302,913)	(193,503)
Other expense	(428,803)	(1,706,090)
Loss before tax	(3,462,859)	(5,033,129)
Income tax	(858,582)	—
Loss for the period	(4,321,441)	(5,033,129)
Earnings per share
Basic and diluted earnings per share	(0.68)	(1.70)

Revenue and Cost of Sales

We anticipate the commencement of sales and deliveries in fiscal year 2026. We expect that most of our revenue will be derived from the direct sale of our vehicles and thereafter will also include other related products and services.

Selling and distribution expenses

Selling and distribution expenses consist of marketing and advertising expenses and import costs.

Selling and distribution expenses for the six months ended March 31, 2025 were $0.2 million, a decrease of approximately 19% from the six months ended March 31, 2024. The decrease is primarily due to a reduction in marketing spending as the commercial launch of i300 was delayed.

We expect our selling and distribution expenses to increase for the foreseeable future as we invest to support the growth of the business and the commercial launch of i300.

General and administrative expenses

General and administrative expenses consist of personnel-related expenses, expenses for third party professional services, including legal and audit and advisory services and general office-related costs as well as depreciation and amortization. Personnel-related expenses include salaries, benefits, travel expenses and share-based payment costs.

General and administrative expenses for the six months ended March 31, 2025 were $2.6 million, a decrease of $0.4 million, or 12% from the six months ended March 31, 2024. The decrease is primarily due to a reduction in professional fees resulting from a reduced requirement for legal advisory services during the period.

We expect underlying general and administrative expenses to increase for a number of years as we scale up production and operations. We will increase headcount, hiring additional engineers, designers and non-operational staff to invest in new vehicle model designs and development of technology in order to drive the growth of the business. We will also incur additional costs as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Operating loss

As a result of the foregoing, we recorded an operating loss of $2.7 million, a decrease of $0.4 million, or 13% from the six months ended March 31, 2024.

Finance income

Finance income consists primarily of interest income on cash deposits and was not material in either period. We do not anticipate generating significant amounts of finance income for the foreseeable future as we intend to invest cash generated from operations in expanding the business.

Finance expense

Finance expense consists primarily of interest calculated on convertible loan notes and promissory notes and the unwind of discounting on leases and other financial liabilities.

Finance expense for the six months ended March 31, 2025 was $0.3 million, an increase of $0.1 million, or 57% from the six months ended March 31, 2024. The increase reflected the increased borrowing during the year resulting from the convertible notes issued in relation to the SEPAs and certain promissory notes issued in 2024.

Other expense

Other expense consists primarily of movements in the fair value of derivative financial assets and liabilities and foreign currency gains and losses.

Other expense for the six months ended March 31, 2025 was $0.4 million, a decrease of $1.3 million, or 75% from the six months ended March 31, 2024. The decrease was primarily attributable to a reduction in unrealised losses on derivatives.

Loss for the year

As a result of the foregoing, we recorded a loss before tax of $3.5 million, a decrease of $1.6 million, or 31% from the six months ended March 31, 2024.

Liquidity and Capital Resources

Our primary liquidity requirements are to fund the rollout of our products, to service our debt and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors including those discussed in this section and the section titled "Item 3D. Key information - Risk Factors" in our annual report on Form 20-F (File No. 001-41693). We expect to finance our operations and working capital requirements for the next 12 months from a combination of the issuance of securities, borrowings, cash generated through operations following our commercial rollout and a continued delay in settling payment obligations to a number of suppliers related to the Business Combination.

Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences or privileges senior to our Ordinary Shares. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

Cash Flows

The following table sets forth a summary of our consolidated statement of cash flows for each of the periods presented.

	For the Six Months Ended March 31,
(in USD)	2025	2024
Net cash used in operating activities	(2,706,507)	(1,524,744)
Net cash used in investing activities	(56,099)	(9,624)
Net cash from financing activities	2,402,822	1,199,300
Net decrease in cash and cash equivalents	(359,783)	(335,068)
Effect of exchange rate fluctuations on cash held	(87,769)	(3,183)

Net cash used in operating activities

We had negative cash flow from operating activities during each of the six months ended March 31, 2025 and March 31, 2024. Our cash flows used in operating activities to date have primarily consisted of costs related to development of our products, payroll and professional advisory fees.

Net cash used in operating activities for the six months ended March 31, 2025 was $2.7 million compared to $1.5 million for the six months ended March 31, 2024. The increase primarily reflected additional spending on inventory.

Net cash used in investing activities

Our cash flows used in investing activities to date have primarily consisted of costs related to the acquisition of property, plant and equipment and intangible assets. They were not significant in either period.

Net cash from financing activities

Our cash flows from financing activities to date have primarily consisted of proceeds from share issuances and the receipt of debt funding, along with costs associated with the Business Combination.

Net cash from financing activities for the six months ended March 31, 2025 was $2.4 million, reflecting net proceeds from the issuance of shares of $2.5 million, offset by loan repayments and interest payments totalling $0.1 million.

Net cash from financing activities for the six months ended March 31, 2024 was $1.2 million, reflecting $0.7 million of loan funding and $0.6 million net proceeds from the issuance of shares offset by the payment of lease liabilities and interest paid of $0.1 million.

Contractual obligations and commitments

The following table sets forth a summary of our undiscounted contractual obligations and other commitments at March 31, 2025.

(in USD)	Less than one year	1 to 5 years	Over 5 years	Total
Bank loans	15,382	2,550	—	17,932
Promissory notes	3,828,833	—	—	3,828,833
Promissory notes from related parties	383,097	—	—	383,097
Convertible notes	500,000	—	—	500,000
Lease liabilities	107,597	267,918	66,446	441,961
Accounts payable and accrued liabilities	21,179,935	—	—	21,179,935
	26,014,844	270,469	66,446	26,351,758

Bank loans

We entered into a loan agreement for an amount of £50,000 in May 2020 with an interest rate of 2.5% per annum. As at March 31, 2025, £13,653 (approximately $17,637) was drawn down under such loan agreement, which we had utilized for general corporate purposes. Such amounts are repayable in monthly instalments until May 2026.

Promissory notes

On April 14, 2023, we issued a promissory note with a value of $1.0 million which bears interest at a rate of 15.0% per annum. This amount was repayable in April 2025 and remains outstanding at the date of this report.

In connection with the Business Combination, we assumed certain promissory notes. As at March 31, 2025, $3.3 million was outstanding under these promissory notes, of which approximately $0.6 million bear interest at a rate of 15.0% per annum and approximately $2.7 million are interest-free. The notes were repayable in April 2024 and remain outstanding at the date of this report.

On January 12, 2024, Zapp Scooters (Thailand) Company Limited issued a promissory note to Patchara Rattakul, a director of the Company, with a value of THB 10.0 million (approximately $287,000 at that date) which bears interest at a rate of 15.0% per annum and is repayable in January 2026.

The contractual obligations and commitments above include $0.3 million payable in interest over the remaining life of the promissory notes.

Transaction liabilities

Included within trade payables and accruals at March 31, 2025 is $18.0 million owed to certain suppliers of professional services in relation to the Business Combination which are all due for payment.

Capital Expenditures

In the year ending September 30, 2025, we do not expect to incur significant capital expenditures. Due to the low component architecture of the vehicle, which also results in fewer steps in product assembly, a micro-factory can deliver up to 20,000 units per year from approximately 12,000 square feet of space. This micro-factory system was designed to be replicated in regions with high demand for EVP2Ws, including the India subcontinent, and can subsequently be transferred to a contract manufacturer to operate according to our specifications. While this arrangement does not require us to invest a significant amount in capital expenditures, we do anticipate some investment required for these facilities as well as leasehold improvements at targeted pop up and permanent store locations to facilitate the marketing and sale of the Company’s products.

Research and Development, Patents and Licenses

We have made, and will continue to make, investments in research and development and technology as we expand our line of vehicles and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. For further detail regarding our research and development costs, please see the section of our annual report on Form 20-F (File No. 001-41693) entitled “Item 4.B. Business Overview” as well as “Note 14 – Intangible assets to our audited consolidated financial statements included in Item 18 – Financial Statements.”

Trend Information

On May 2, 2025, the Company’s directors informed Chief Executive Officer Swin Chatsuwan that the board had lost confidence in him, had voted to place him on a leave of absence pending further action by the board, and had appointed David McIntyre, previously the Company’s Chief Operating Officer, as Acting Chief Executive Officer. On or about May 5, 2025, the Company lost operational control of its indirect subsidiary ZTH, when it became clear that Mr. Chatsuwan was intent on exercising continued control over ZTH in breach of his fiduciary duties to the Company and in breach of the December 11, 2024 Shareholders Agreement between himself and Zapp UK. In the ensuing weeks, it became clear that Chief Brand Officer Belinda Vinke, Chief Strategy Officer Kiattipong Arrtachariya and Chief Design Officer Warin Thanawathee were acting in concert with Chatsuwan to defy the Company’s board, in breach of their duties to the Company.  Following prolonged, unsuccessful efforts by the Company's board and other executives to secure their renewed cooperation, the board voted unanimously on June 2, 2025 to terminate for cause Chatsuwan, Vinke, Arrtichariya and Thanawathee and to confirm the appointment of David McIntyre as the Company’s Chief Executive Officer. As a result of these developments, the Company ceased to consolidate ZTH from May 5, 2025 and is pursuing all legal remedies available to it to seek redress from the four executives and regain operational control over ZTH.

While we have completed homologation of i300 in the European Union and the United Kingdom, we will either need to regain access to the ZTH microfactory in Bangkok or shift production to a different ISO 9001:2015 certified factory.  In the meantime, we have begun to rebuild our supply chain outside Thailand, and intend to begin assembling i300 in the United Kingdom and register inventory for sale on a single-vehicle basis.

We have appointed two authorized resellers, the first of which operates in the United Kingdom and the second operates in Ireland.

We have implemented strategies to conserve cash, including delays in the launch of brand-building and other marketing efforts in Europe and Southeast Asia. We plan to begin our marketing launch of the i300 in conjunction with commercial rollout targeting desired urban areas. Additionally, as we transition to an in-production company, we anticipate additional investment into the hiring of more personnel and other costs associated with operating a public company.

Our financial results would be impacted by adverse changes in rates of inflation, labor markets, shipping costs, and other risks described in “Item 3.D—Key Information—Risk Factors” section of our annual report on Form 20-F. Through our supply chain development process, we believe there are sufficient alternatives available that can provide shipping logistics services as well as comparable manufacturers who can supply components, including battery packs and chargers, that meet our specifications.

Critical Accounting Estimates

Our condensed consolidated interim financial statements included elsewhere in this filing have been prepared in accordance with IFRS as issued by the IASB. Management must make certain estimates and assumptions that affect the amounts reported in the financial statements, based on experience, existing and known circumstances, authoritative accounting guidance and pronouncements and other factors that management believes to be reasonable, but actual results could differ materially from these estimates. The accounting policies and estimates that are critical to our business operations and understanding our financial results are described in Note 2 to the unaudited condensed consolidated interim financial statements.